333 South Hope Street Los Angeles, California 90071 Phone (213) 486-9200

April 17, 2015

Ms. Laura Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Re: Annual shareholder reports and prospectuses

Dear Ms. Hatch:

This letter supplements our letter dated March 27, 2015. Per your request, we are including additional information to respond to your comment below.

Comment:	Explain the accounting treatment for deferred trustee compensation.

Response:	In accordance with the Trust’s deferred trustee compensation plan, any deferred portion of trustee compensation remains an unfunded liability of the fund. This requires that any increase or decrease based on fluctuations in the value of the deferred amounts to impact the trustee compensation liability and expense accounts. This treatment and related disclosure is consistent with industry practice for unfunded plans. (This treatment is consistent with the guidance outlined in FASB ASC 710, 946; and Regulation S-X 6.04, 6.07).

Finally, as requested, we acknowledge that we may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please contact either of us should you have any additional comments or questions.

Sincerely,

Rodney S. Kiemele

Assistant Vice President, Fund Business Management Group, Capital Research and Management Company

(949) 975-4782

Timothy W. McHale

Vice President and Associate Counsel, Fund Business Management Group, Capital Research and Management Company

(213) 615-0404